Exhibit (d)(9)(ii)

Appendix A

Dated January 18, 2017, as amended December 23, 2019

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations Core Fixed Income Fund	Total Return Tactical	[REDACTED]
Destinations Low Duration Fixed Income Fund	Low Duration	[REDACTED]
Destinations Global Fixed Income Opportunities Fund	Low Duration Emerging Markets	[REDACTED]

THE ADVISER:

BRINKER CAPITAL, INC.

By:
Name:	Jason B. Moore
Title:	Chief Solutions Officer

THE SUB-ADVISER:

DOUBLELINE CAPITAL LP

By:	/s/ Henry V. Chase
Name:	Henry V. Chase
Title:	Authorized Signer